

July 24, 2012

Via E-mail
Mr. Randy J. Berholtz, Esq.
Executive Vice President, General Counsel & Secretary
Apricus Biosciences, Inc.
11975 El Camino Real, Suite 300
San Diego, California 92130

>   **Re:     Apricus Biosciences, Inc.**
>   **Registration Statement on Form S-3**
>   **Filed July 16, 2012**
>   **File No. 333-182703**

Dear Mr. Berholtz:

We have limited our review of your registration statement to the issue we have addressed below.  Where you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Registration Statement on Form S-3

1.  We note that you filed a Form 8-K on July 13, 2012 disclosing the completion of the transaction contemplated by the Contribution Agreement between the company, Finesco, Scomedica, and certain shareholders of Finesco.  You indicate in this Form 8-K that the financial statements required by Item 9.01(a) of Form 8-K will be filed by amendment within 71 days.

    It appears that the acquisition represents greater than 50 percent significance to the registrant because the total purchase price of the acquired business is greater than 50 percent of your total assets.  As the acquisition exceeds the 50 percent significance level and the financial statements of the acquired business have not yet been filed, please be advised that we will not be in a position to take the Form S-3 effective until the financial statements required by Item 9.01(a) of Form 8-K have been provided in an amended Form 8-K.  Refer to rule 3-05 of Regulation S-X. If you disagree, please provide your analysis as to why the acquisition does not exceed any of the conditions, as specified in rule 1-02(w) of Regulation S-X, at more than a 50% level.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and

all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration.  We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Rose Zukin at (202) 551-3239, Bryan Pitko at (202) 551-3203, or me at (202) 551-3710 with any questions.

Sincerely,

/s/ Bryan J. Pitko for

Jeffrey P. Riedler
Assistant Director

cc:     Ryan A. Murr, Esq.
        Ropes & Gray LLP
        Three Embarcadero Center
        San Francisco, CA 94111-4006